                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Republic Airways Holdings Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   760276 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Gregory L. Riggs, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                                    Dept. 981
                                 P.O. Box 20574
                                Atlanta, GA 30320
                                 (404) 715-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 22, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 11 pages)

                                 SCHEDULE 13D/A

------------------------------------        ------------------------------------

CUSIP NO. 760276 10 5                       Page 2 of 11 Pages
          -----------
------------------------------------        ------------------------------------


------- ------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DELTA AIR LINES, INC. (I.R.S. IDENTIFICATION NO.: 58-0218548)
------- ------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

------- ------------------------------------------------------------------------
3        SEC USE ONLY


------- ------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
------- ------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
------- ------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               3,435,000(1)
      NUMBER OF       ------- --------------------------------------------------
       SHARES         8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 0
        EACH          ------- --------------------------------------------------
      REPORTING       9        SOLE DISPOSITIVE POWER
       PERSON
         WITH                  3,435,000(1)
                      ------- --------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               0
------- ------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,435,000(1)
------- ------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------- ------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9%(2)
------- ------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

        (1) Represents shares of common stock that the Reporting Person may acquire upon the exercise of warrants to purchase Common Stock, all of which are currently exercisable.

        (2) The percentage reflects the relationship of the number of shares of Common Stock of the Issuer that the Reporting Person beneficially owns bears to the 25,508,756 shares of the Common Stock outstanding at October 20, 2004 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004) plus 3,435,000 shares of Common Stock issuable upon exercise of the warrants held by the Reporting Person.

                                 SCHEDULE 13D/A

------------------------------------        ------------------------------------

CUSIP NO. 760276 10 5                       Page 3 of 11 Pages
          -----------
------------------------------------        ------------------------------------


ITEM 1.         SECURITY AND ISSUER

                This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Republic Airways Holdings Inc., a Delaware corporation ("Republic"). The address of the principal executive offices of Republic is 2500 S. High School Road, Suite 160, Indianapolis, Indiana 46241.

ITEM 2.         IDENTITY AND BACKGROUND

                (a)-(c), (f) Delta Air Lines, Inc., a Delaware corporation ("Delta"), is a major air carrier that provides scheduled air transportation for passengers and cargo throughout the United States and around the world. As of October 1, 2004, Delta (including its wholly owned subsidiaries, Atlantic Southeast Airlines, Inc. and Comair, Inc.) served 204 domestic cities in 47 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, as well as 51 international cities in 33 countries.

                The name, business address and present principal occupation of each of the directors and executive officers of Delta are set forth on Schedule I hereto. Each director and executive officer of Delta is a citizen of the United States of America.

                (d)-(e) Neither Delta nor, to the best of its knowledge, any of its directors or officers has during the last five years been (i) convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

                On June 7, 2002, Delta entered into the Delta Connection Agreement (as amended, the "Connection Agreement"), with Chautauqua Airlines, Inc. ("Chautauqua"), a subsidiary of Republic. In conjunction with the Connection Agreement, Delta received (a) a warrant to purchase up to 1,500,000 shares of Common Stock for $12.50 per share (the "2002 Warrant"); (b) a warrant to purchase up to 1,500,000 shares of Common Stock at a price per share equal to 95% of Republic's initial public offering (the "IPO") price per share of Common Stock (the "IPO Warrant"); (c) the right to purchase up to 5% of the shares of Common Stock offered for sale in the IPO at the IPO public offering price per share; and (d) the right to receive a warrant to purchase up to an additional 60,000 shares of Common Stock for each additional aircraft Chautauqua operates for Delta above the 22 aircraft under the original Connection Agreement.

                The 2002 Warrant became exercisable in whole or in part at any time upon issue and remains exercisable until June 7, 2012. The IPO Warrant became exercisable in whole or in part at any time beginning on the closing date of the IPO, June 2, 2004, at a price per share of

                                 SCHEDULE 13D/A

------------------------------------        ------------------------------------

CUSIP NO. 760276 10 5                       Page 4 of 11 Pages
          -----------
------------------------------------        ------------------------------------


$12.35 and, subject to earlier
cancellation or reduction if the Connection Agreement is terminated in certain circumstances or if aircraft are taken out of service in certain circumstances, remains exercisable until June 2, 2014. Delta waived the right described under
(c) above to purchase shares of Common Stock in the IPO.

                In February and October 2003 and March 2004, Delta and Chautauqua amended the Connection Agreement to increase from 22 to 34, then from 34 to 39, and then from 39 to 47, the number of aircraft operated by Chautauqua for Delta. As a result of these amendments and in accordance with the provision of the Connection Agreement described in (d) above, Delta received three new warrants (the "2003 and 2004 Warrants"), as follows:

                o on February 7, 2003, a warrant to purchase up to 720,000 shares of Common Stock for (1) $12.50 per share if exercised prior to the completion of the IPO, or (2) the price per share at which the Common Stock was sold in the IPO if exercised in connection with or after the IPO;

                o on October 1, 2003, a warrant to purchase up to 300,000 shares of Common Stock for (1) $18.00 per share if exercised prior to the completion of the IPO, or (2) 95% of the price per share at which the Common Stock was sold in the IPO if exercised in connection with or after the IPO; and

                o on March 10, 2004, a warrant to purchase up to 480,000 shares of Common Stock for (1) $18.00 per share if exercised prior to the completion of the IPO, or (2) 95% of the price per share at which the Common Stock was sold in the IPO if exercised in connection with or after the IPO.

                The 2003 and 2004 Warrants became exercisable in whole or in part immediately upon issue and remain exercisable at any time until ten years from their respective dates of issue. Because Delta did not exercise the 2003 and 2004 Warrants prior to the completion of the IPO, the exercise prices of these warrants are $13.00, $12.35, and $12.35, respectively.

                On December 22, 2004, Delta, Chautauqua and Republic entered into an amendment to the Connection Agreement pursuant to which Delta surrendered the right to purchase 45% of the shares of common stock of Republic pursuant to the IPO Warrant, the 2002 Warrant, and the 2003 and 2004 Warrants. Delta surrendered a portion of these warrants in exchange for a reduction in Delta's costs under the Connection Agreement. All of these warrants remain currently exercisable.

                On December 22, 2004, Delta received a new warrant to purchase 960,000 shares of the common stock of the Issuer in connection with entering into a new connection carrier agreement with Republic Airline Inc., another regional air carrier and a subsidiary of Republic. The new warrant was fully vested on the date of grant at an exercise price of $11.60 per shares and expires on the tenth anniversary of the date of grant, subject to (a) divestiture as to 1/16th of

                                 SCHEDULE 13D/A

------------------------------------        ------------------------------------

CUSIP NO. 760276 10 5                       Page 5 of 11 Pages
          -----------
------------------------------------        ------------------------------------


the shares subject to such warrant for each aircraft that is not placed into service under the new connection carrier agreement as a result of a bankruptcy filing by Delta, and (b) continued performance of Delta under the new connection carrier agreement. Delta, Republic Airline Inc. and Republic entered into the new connection carrier agreement as of January 13, 2005.

ITEM 4.         PURPOSE OF TRANSACTION

                Delta currently anticipates holding all of the warrants described in Item 3 above for investment purposes. Depending on market conditions and other factors, including an evaluation of Republic's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions, Delta may from time to time exercise its warrants (including pursuant to cashless exercise provisions contained in each of the warrants), hold the shares received upon exercise, acquire additional securities of Republic or dispose of all or a portion of its investment in Republic.

                Except as described in this statement, neither Delta nor, to the best of its knowledge, any of the persons named in Schedule I to this statement presently has any plans or proposals which relate to or would result in any of the following:

                (a) The acquisition by any person of additional securities of Republic, or the disposition of securities of Republic;

                (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Republic or any of its subsidiaries;

                (c) A sale or transfer of a material amount of assets of Republic or any of its subsidiaries;

                (d) Any change in the present board of directors or management of Republic, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (e) Any material change in the present capitalization or dividend policy of Republic;

                (f) Any other material change in Republic's business or corporate structure;

                (g) Changes in Republic's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Republic by any person;

                (h) Causing a class of securities of Republic to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                 SCHEDULE 13D/A

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CUSIP NO. 760276 10 5                       Page 6 of 11 Pages
          -----------
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                (i)     A class of equity securities of Republic becoming
                        eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Securities Exchange Act of 1934; or

                (j)     Any action similar to any of those enumerated above.

                Delta is a party to an Amended and Restated Registration Rights Agreement, dated as of June 7, 2002, by and among Republic and some of Republic's stockholders and warrantholders, pursuant to which the stockholders and warrantholders have the right in certain circumstances to require Republic to register their shares of common stock for resale under the Securities Act of 1933. Except in limited circumstances, Republic is obligated to pay all expenses in connection with such a registration. A copy of the Amended and Restated Registration Rights Agreement has been filed with the Securities and Exchange Commission by Republic and is incorporated herein by reference.

ITEM 5.         INTEREST IN SECURITIES OF ISSUER

                (a)-(b) The 3,435,000 shares of Common Stock beneficially owned by Delta, all of which are shares that Delta has the right to acquire under the warrants described in Item 3 above, represent 11.9% of the 25,508,756 shares of Common Stock outstanding at October 20, 2004 (as reported in Republic's Quarter Report on Form 10-Q for the quarter ended September 30, 2004) plus 3,435,000 shares of Common Stock issuable upon exercise of the warrants held by Delta. Delta has the sole voting and dispositive power over all such shares of Common Stock that it has the right to acquire. To Delta's knowledge, none of the persons listed on Schedule I beneficially own any Common Stock.

                (c) Other than the transactions described in Item 4 above, neither Delta nor, to the best of Delta's knowledge, any of the individuals listed on Schedule I has effected any transactions in Common Stock during the past 60 days.

                (d) No person other than Delta has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Delta.

                (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                The information set forth in Items 3 and 4 is incorporated in this Item 6 by reference.

                                 SCHEDULE 13D/A

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CUSIP NO. 760276 10 5                       Page 7 of 11 Pages
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ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS


Exhibit                 Description
-------                 -----------

1 Delta Connection Agreement, dated June 7, 2002, between Delta and Chautauqua (incorporated by reference to Exhibit 10.52 to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on June 20, 2002)

2 Amendment Number One, dated February 7, 2003, to Delta Connection Agreement, dated June 7, 2002, between Delta and Chautauqua (incorporated by reference to Exhibit 10.31(a) to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on May 6, 2004)

3 Amendment Number Two, dated September 30, 2003, to Delta Connection Agreement, dated June 7, 2002, between Delta and Chautauqua (incorporated by reference to Exhibit 10.31(b) to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on March 19, 2004)

4 Amendment Number Three, dated March 10, 2004, to Delta Connection Agreement, dated June 7, 2002, between Delta and Chautauqua (incorporated by reference to Exhibit 10.31(c) to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on March 19, 2004)

5 Amendment Number Four, dated August 12, 2004, to Delta Connection Agreement dated June 7, 2004, among Delta, Chautauqua and Republic (incorporated by reference to Exhibit 99.1 to Republic's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed on October 20, 2004)

6 Amendment Number Five, dated December 22, 2004, to Delta Connection Agreement dated June 7, 2002, among Delta Air Lines, Inc., Chautauqua and Republic (incorporated by reference to Exhibit 99.1 to Republic's Current Report on Form 8-K, as filed on December 29, 2004)

7 Agreement, dated June 7, 2002, between Republic and Delta (incorporated by reference to Exhibit 10.48 to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on June 20, 2002)

8 Amendment Number One, dated October 1, 2003, to Agreement dated June 7, 2002 between Republic and Delta (incorporated by reference to Exhibit 10.27 to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on March 19, 2004)

                                 SCHEDULE 13D/A

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CUSIP NO. 760276 10 5                       Page 8 of 11 Pages
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9         Amended and Restated Registration Rights Agreement, dated as of June
          7, 2002, between Republic, Imprimis Investors, LLC, Wextrum Spectrum Fund I, L.P., Wexford Offshore Spectrum Fund, Wexford Partners Investment Co. LLC, WexAir LLC and Delta (incorporated by reference to
          Exhibit 10.15 to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on June 20, 2002)

10 Private Placement Warrant to Purchase Shares of Common Stock of Republic dated June 7, 2002 (incorporated by reference to Exhibit
          10.49 to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on June 20, 2002)

11 Form of Warrant to Purchase Shares of Common Stock of Republic (incorporated by reference to Exhibit 10.50 to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on June 20, 2002)

12 Warrant to Purchase Shares of Common Stock of Republic dated February 7, 2003 (incorporated by reference to Exhibit 10.28(a) to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on July 3, 2003)

13 Warrant to Purchase Shares of Common Stock of Republic dated October 1, 2003 (incorporated by reference to Exhibit 10.28(b) to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on March 19, 2004)

14 Warrant to Purchase Shares of Common Stock of Republic dated March 10, 2004 (incorporated by reference to Exhibit 10.28(c) to Republic's Registration Statement on Form S-1/A, No. 333-84092, as filed on March 19, 2004)

15 Warrant Surrender Agreement, between Republic and Delta, dated as of December 22, 2004 (incorporated by reference to Exhibit 99.3 to Republic's Current Report on Form 8-K, as filed on December 29, 2004)

16 Form of Warrant to Purchase Shares of Common Stock of Republic issued to Delta, dated as of December 22, 2004 (incorporated by reference to Exhibit 99.3 to Republic's Current Report on Form 8-K, as filed on December 29, 2004).

17 Delta Connection Agreement, dated January 13, 2005, among, Delta, Republic Airline Inc. and Republic (incorporated herein by reference to Exhibit 99.1 to Republic's Current Report on Form 8-K as filed on January 20, 2005).

                                 SCHEDULE 13D/A

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CUSIP NO. 760276 10 5                       Page 9 of 11 Pages
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                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        DELTA AIR LINES, INC.


                                        By: /s/ Leslie P. Klemperer
                                            -----------------------
                                            Name:  Leslie P. Klemperer
                                            Title: Vice President - Deputy
                                                   General Counsel and Secretary


Dated:  January 20, 2005

                                 SCHEDULE 13D/A

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CUSIP NO. 760276 10 5                       Page 10 of 11 Pages
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                                   Schedule I
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             DELTA AIR LINES, INC.
                           -------------------------

                The names, business addresses and present principal occupations or employment of the directors and executive officers of Delta are set forth below. Where no business address is given, such director's or officer's address is Delta Air Lines, Inc., c/o Gregory L. Riggs, Dept. No. 981, P.O. Box 20574, Atlanta, GA 30320. Unless otherwise indicated, the occupation set forth opposite an individual's name refers to Delta. All of the persons listed below are citizens of the United States.

                                    DIRECTORS
                (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)
                ------------------------------------------------


NAME AND ADDRESS                   POSITION WITH DELTA            PRESENT PRINCIPAL OCCUPATION (IF OTHER THAN WITH DELTA)
----------------                   -------------------            -------------------------------------------------------
Edward H. Budd                           Director                 Retired Chairman of the Board and Chief
                                                                  Executive Officer of The Travelers Corporation

David R. Goode                           Director                 Chairman of the Board, President and Chief
                                                                  Executive Officer of Norfolk Southern
                                                                  Corporation

Gerald Grinstein                         Director;                --
                                  Chief Executive Officer

Karl J. Krapek                           Director                 Retired President and Chief Operating Officer
                                                                  of United Technologies Corporation

Paula Rosput Reynolds                    Director                 Chairman of the Board, President and Chief
                                                                  Operating Officer of AGL Resources, Inc.

John F. Smith, Jr.          Chairman of the Board of Directors    Retired Chairman of the Board and Chief
                                                                  Executive Officer of General Motors
                                                                  Corporation

Joan E. Spero                            Director                 President of the Doris Duke Charitable
                                                                  Foundation

Larry D. Thompson                        Director                 Senior Fellow of the Brookings Institution


Kenneth B. Woodrow                       Director                 Retired Vice Chairman of Target Corporation

                                 SCHEDULE 13D/A

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CUSIP NO. 760276 10 5                       Page 11 of 11 Pages
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                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
                    ----------------------------------------


NAME AND ADDRESS                         POSITION WITH DELTA
----------------                         -------------------

Michael J. Palumbo                       Executive Vice President and
                                         Chief Financial Officer

Joseph C. Kolshak                        Senior Vice President and
                                         Chief of Operations

Lee A. Macenczak                         Senior Vice President and
                                         Chief Customer Service Officer

Paul G. Matsen                           Senior Vice President and
                                         Chief Marketing Officer

Gregory L. Riggs                         Senior Vice President, General
                                         Counsel and Chief Corporate
                                         Affairs Officer

James M. Whitehurst                      Senior Vice President and
                                         Chief Network and Planning
                                         Officer